

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group PLC
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ

> **Re:** **The Royal Bank of Scotland Group PLC**
> **Form 20-F**
> **Filed April 27, 2010**
> **File No. 001-10306**

Dear Mr. Van Saun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1. We note your disclosure on page 2 that on October 17, 2007, RFS Holdings B.V., a company owned partially by RBSG, acquired ABN AMRO Holding N.V., which was renamed RBS Holdings N.V. on April 1, 2010. We note also the disclosure that ABN AMRO Bank N.V. was legally separated from RBS Holdings N.V. on April 1, 2010. We are aware of a United States Department of Justice press release dated May 10, 2010, that states ABN AMRO Bank N.V. agreed to forfeit $500 million to the United States in connection with violations of law that involved illegal U.S. dollar transactions on behalf of financial institutions and customers from Iran, Libya, Sudan, Cuba and other countries sanctioned in programs administered by the Treasury Department's Office of Foreign Assets Control, including a limited number of

transactions that occurred in 2007. Please tell us, to the best of your knowledge, whether the transactions covered by this agreement include transactions that occurred after ABN AMRO Holding N.V. was acquired by RFS Holdings B.V. Describe to us in reasonable detail the nature of any such transactions, the countries involved, and the aggregate dollar value of the transactions related to each country.

2. We note the disclosure on pages 8, 66, and elsewhere that you operate in the Middle East and Latin America, regions generally understood to include Iran, Syria, Sudan, and Cuba. Please provide us with information regarding your contacts with those countries since your letter to the staff dated December 18, 2007. Your response should address both direct contacts and contacts through affiliates or other indirect means. It should describe any services or funds you have provided to individuals and institutions of those countries, directly or indirectly, since your letter, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

3. Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Cuba, Iran, Sudan, and Syria for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Business Review

4. We note you discussion of non-conforming, Alt-A and sub-prime mortgages on page 143 and in the glossary of terms. Please tell us in detail and revise future filings to discuss how you determine that a mortgage-backed security should be classified as sub-prime or Alt-A. For instance, does the security need to have a certain percentage of sub-prime or Alt-A mortgages.

Risk Factors

RBS has entered into a credit derivative and a financial guarantee contract with The Royal Bank of Scotland N.V. which may adversely affect the Issuer Group's results, page 17

5. Please tell us and revise future filings to clarify why the asymmetrical accounting may adversely affect the Group's results considering that the financial guarantee contract is with a consolidated subsidiary and therefore the financial impact of the financial guarantee contract is presumably eliminated in consolidation.

Credit Risk – Risk Elements and Impairments, page 95

6. Based on the information in the notes to the table on page 96, it appears you have identified certain loans as impaired but have not recorded an impairment provision since the loan is fully collateralized. Please tell us how you considered the guidance in paragraph 59 of IAS 39 which states that a financial asset is impaired if there is an impairment event and that event has an impact on estimated cash flows in classifying these assets as impaired.

Asset Protection Scheme, page 127

7. We note your disclosures regarding your participation in the Asset Protection Scheme.

    a. Please revise future filings to disclose the key terms of the step-in rights retained by HMT.

    b. Please provide us your accounting analysis that supports your treatment of the contract as a derivative recognized at fair value with changes in fair value recognized in profit or loss. Tell us specifically how you determined that you should not account for the contract as a financial guarantee contract and why the fact that the covered portfolio includes significant exposure in the form of derivatives appears to be a key factor in your accounting determination.

    c. Please tell us and revise future filings to explain the amounts recognized on your balance sheet, how you measured them, any gains or losses recorded, and where the amounts are presented related to the APS and the financial guarantee contract with The Royal Bank of Scotland N.V.

    d. Please tell us and revise future filings to clearly explain the how the legal separation of ABN AMRO Bank N.V. on April 1, 2010 impacted your accounting for and the presentation of financial results related to the financial guarantee contract with The Royal Bank of Scotland N.V. Clarify the amount of covered assets that were transferred to the Dutch state.

Market Turmoil Exposures – Asset-backed Securities – Asset-backed Securities by Geography and Measurement Classification, page 141

8. Please revise future filings to provide a reconciliation by IAS 39 financial asset category of your ABS securities that have a non-investment grade rating or which are not publically rated in order to identify impairment exposure.

Financial Statements

Accounting Policies

20. Sale and Repurchase Transactions, page 210

9. We note you disclose that securities delivered under repurchase agreements are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group.

   a. Please tell us in detail and revise your disclosure in future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements; and

   b. If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented, and discuss how you calculated the average amount.

Note 12. Financial Assets - Impairments, page 248

10. We note your disclosures on pages 249 and 359 related to renegotiated loans. It is unclear to us how any loan that would otherwise have been past due or impaired that is renegotiated should no longer be considered past due or impaired. Please tell us the facts and circumstances related to renegotiated loans that you no longer consider past due or impaired, and specifically identify the factors you consider to determine if the loan should continue to be classified past due or impaired.

Note 38. Segmental Analysis, page 297

11. Please tell us how you determined your reportable segments. Tell us specifically how the Non-Core Division meets the criteria for an operating segment in accordance with paragraph 5 of IFRS 8. If you aggregate two or more operating segments into the Non-Core reportable segment, tell us how you satisfied the aggregation criteria of paragraph 12 of IFRS 8, and advise us of your basis for aggregation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321, or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael C. Volley
Staff Accountant